

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-mail
Vincent Tianquan Mo, Executive Chairman
SouFun Holdings Limited
F9M, Building 5, Zone E, Hanwei International Plaza
Fengmao South Road
Fengtai District, Beijing 100070
The People's Republic of China

> **Re: SouFun Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 3, 2013**
> **File No. 001-34862**

Dear Mr. Mo:

We have reviewed your letters dated November 15, 2013 and December 20, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 31, 2013.

Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 61

1.   It appears that your loan agreements contain a cross-default provision. Please disclose this pertinent provision.

2.   We note that certain of the loan agreements contain a covenant that the proceeds of the loan will be used only for general corporate purposes and that no portion of the proceeds will be used to make or cause to be made any dividend to any equity interests in the borrower. We further note from your response to comment 1 of our letter dated

Vincent Tianquan Mo
SouFun Holdings Limited
January 15, 2014
Page 2

November 15, 2013, that you paid dividends with the proceeds of your loans. Please tell us whether you have breached the terms of your loans; and if so, revise your discussion of liquidity and capital resources as necessary pursuant to Section IV.C. of SEC Release 33-8350.

3.	In response to prior comment 4, it appears you provided to us pledge and letter of credit agreements for an aggregate of $75 million. Please tell us whether you provided the letter of credit agreements for all material restricted cash balances, and if not, provide us with the remaining agreements.

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation, page F-13

4.	We note and continue to consider your response to prior comment 5.

Note 22. Segment Reporting, page F-67

5.	You indicate in response to prior comment 11 that the Company is managed by four product groups based on its target markets and revenue sources, including the new home product group, secondary and rental properties product group, home furnishing and improvement product group, and research product group. Explain how you applied the guidance in ASC 280-10-50 as your basis for concluding that you have only one reportable segment. In addition, tell us what consideration you gave to disclosing revenue from each of these product groups in accordance with ASC 280-10-50-40.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief